UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
333-140645

CUSIP NUMBER
890258106

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2020

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TONGJI HEALTHCARE GROUP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

3651 Lindell Road, D517

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tongji Healthcare Group, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “10-Q”) within the prescribed time period on or before November 16, 2020 without unreasonable effort and expense. The inability of the Company to meet this filing deadline is the result of several factors relating to recent significant changes in the Company’s management and control, as well the Company’s recent agreement to enter into a significant transaction with another entity, as previously disclosed by the Company in Current Reports on Form 8-K filed on June 24, 2020, July 30, 2020, August 11, 2020 and November 12, 2020.

As previously disclosed, the Company recently underwent a change in control as a result of the previous Chief Executive Officer, President, Secretary, Treasurer and sole director of the Company (the “Prior Owner”), selling 65% of the Company’s common stock (held by Algonquin Partners Inc., an entity owned by the Prior Owner) to West of Hudson Group, Inc. (“WOHG”). In addition, on the same date, the Prior Owner appointed three new officers and directors of the Company, and thereafter resigned from all positions with the Company. The Company has therefore been in a transitional period, which has presented operational challenges to the Company’s new management in its efforts to coordinate the preparation and timely filing of the 10-Q. These operational challenges, coupled with the relatively short lead-time the Company’s new management had to prepare the 10-Q following the change in control and management of the Company on June 18, 2020, has resulted in the Company’s inability to file the 10-Q without unreasonable effort and expense.

In addition, as previously disclosed, the Company acquired WOHG on November 12, 2020. Negotiation and execution of the related transaction documents, and preparation and filing of the related super 8-K resulted in significant additional workload for the Company and its management. As a result, the Company had reduced bandwidth to prepare the 10-Q without incurring significant expense in hiring additional team members.

The registrant anticipates that it will file the 10-Q no later than November 23, 2020. The Company does not expect to have a significant change in its results of operations compared to the corresponding period in the prior year.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laura Anthony, Esq.	(561)	514-0936
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TONGJI HEALTHCARE GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2020	By:	/s/ Amir Ben-Yohanan
		Name:	Amir Ben-Yohanan
		Title:	Chief Executive Officer